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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Novadigm, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

669937 10 4

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 669937 10 4			Page 2 of 6

1.	Name of Reporting Person: Joseph J. Fitzgerald		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,173,517 shares (common)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,173,517 shares (common)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,173,517 shares (common)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.1%

12.	Type of Reporting Person: IN

CUSIP NO. 669937 10 4	13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer: Novadigm, Inc.

1(b)	Address of Issuer’s Principal Executive Offices:

One International Plaza Mahwah, NJ 07495

Item 2(a)	Name of Person Filing:

Joseph J. Fitzgerald

Item 2(b)	Address of Principal Business Office:

c/o Novadigm, Inc. One International Plaza Mahwah, NJ 07495 Attn: Wallace Ruiz, CFO

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

669937 10 4

Item 3            If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP NO. 669937 10 4	13G	Page 4 of 6 Pages

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4	Ownership:

(a)	Amount beneficially owned:

1,173,517 shares (common)

(b)	Percent of Class:

6.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

1,173,517 shares (common)

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

1,173,517 shares (common)

(iv)	shared power to dispose or to direct the disposition of:

0

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary or Control Person which Acquired the Security Being Reported on by the Parent Holding Company:

CUSIP NO. 669937 10 4	13G	Page 5 of 6 Pages

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

CUSIP NO. 669937 10 4	13G	Page 6 of 6 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2004

/s/ Joseph J. Fitzgerald Joseph J. Fitzgerald